UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

57164y 10 7
(CUSIP Number)

Ralph W. Hardy, Jr.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C.  20036  (202) 776-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	2,002,797*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	2,002,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%**
14	TYPE OF REPORTING PERSON	CO

*  Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 290,402 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., and 792,396 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**  The denominator is based on the 35,033,659 shares of Marriott Vacations Worldwide common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, L.P. 52-1821926
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	2,002,797*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	2,002,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%**
14	TYPE OF REPORTING PERSON	PN

*  Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 290,402 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., and 792,396 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**  The denominator is based on the 35,033,659 shares of Marriott Vacations Worldwide common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 4 of 22 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	471,793*
	8	SHARED VOTING POWER	3,900,530**
	9	SOLE DISPOSITIVE POWER	471,793*
	10	SHARED DISPOSITIVE POWER	3,900,530**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,372,323***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%****
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 243,255 shares held directly by J. W. Marriott, Jr.; (b) 100,000 shares held by a grantor retained annuity trust; and (c) 84,600 shares subject to options to purchase common stock (“Options”) and 43,938 shares subject to stock appreciation rights (“SARs”) currently exercisable or exercisable within 60 days.

**  Consists of the following: (a) 291,922 shares held by trusts for the benefit of the children of J. W. Marriott, Jr. and the children of Richard E. Marriott, for which J. W. Marriott, Jr. serves as a co-trustee; (b) 1,269,700 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a co-trustee; (c) 32,488 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., for which J.W. Marriott, Jr. serves as a co-trustee; (d) 792,396 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (e) 290,402 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (f) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (g) 32,349 shares owned by JWM Associates Limited Partnership, of which J.W. Marriott, Jr. is a general partner; (h) 199,144 shares held by four trusts for the benefit of J. W. Marriott, Jr.’s children, for which J.W. Marriott, Jr.’s spouse and an unrelated person serve as co-trustees; (i) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (j) 5,487 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. serves as a co-trustee;

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 5 of 22 Pages

(k) 28,252 shares held by J. W. Marriott, Jr.’s  spouse; (l) 2,155 shares owned by two trusts for the benefit of Stephen Garff Marriott’s children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees; (m) 6,281 shares held by two trusts for the benefit of Stephen Garff Marriott’s children, for which the spouse of J.W. Marriott, Jr. and Stephen Garff Marriott and his spouse serve as co-trustees; and (n) 25,000 shares owned by JWM Generations Trust, for which J.W. Marriott, Jr.’s spouse serves as a co-trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

*** J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott (collectively, the “Individual Reporting Persons”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 4,717,240, including 143,127 shares of common stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on the 35,033,659 shares of Marriott Vacations Worldwide common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide, and 128,538 shares subject to Options and SARs exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 6 of 22 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John W. Marriott III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	59,065*
	8	SHARED VOTING POWER	2,070,461**
	9	SOLE DISPOSITIVE POWER	59,065*
	10	SHARED DISPOSITIVE POWER	2,070,461**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,129,526***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%****
14	TYPE OF REPORTING PERSON		IN

* Consists of (a) 58,645 shares held directly by John W. Marriott III; and (b) 420 director shares currently exercisable or exercisable within 60 days.

**  Consists of the following: (a) 792,396 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which John W. Marriott III is a director; (b) 290,402 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 3,155 shares owned by the spouse of John W. Marriott III; (e) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (f) 17,698 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III, his spouse and Deborah Marriott Harrison serve as trustees; (g) 6,856 shares owned by four trusts for the benefit of David Sheets Marriott’s children for which John W. Marriott III, David Sheets Marriott and his spouse serve as trustees; (h) 25,000 shares owned by JWM Generations Trust for which John W. Marriott III serves as a co-trustee; and (i) 10,000 shares held by John W. Marriott III’s children.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

SCHEDULE 13D/A
CUSIP No. 57164Y 10 7	Page 7 of 22 Pages

***  J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 4,717,240, including 143,127 shares of common stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on the 35,033,659 shares of Marriott Vacations Worldwide common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide, and 420 director shares exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 8 of 22 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	52,152*
	8	SHARED VOTING POWER	2,060,268**
	9	SOLE DISPOSITIVE POWER	52,152*
	10	SHARED DISPOSITIVE POWER	2,060,268**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,112,420***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%****
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 6,363 shares held directly by Deborah Marriott Harrison; (b) 38,500 shares held by a grantor retained annuity trust; and (c) 7,289 director shares currently exercisable or exercisable within 60 days.

**  Consists of the following: (a) 792,396 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which John W. Marriott III is a director; (b) 290,402 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 9,496 shares owned by the spouse of Deborah Marriott Harrison; (e) 502 shares held by two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison, her spouse and another individual serve as trustees; (f) 17,698 shares held by three trusts for the benefit of John W. Marriott III’s children for which John W. Marriott III, his spouse and Deborah Marriott Harrison serve as trustees; (g) 25,000 shares held by JWM Generations Trust for which Deborah Marriott Harrison serves as a co-trustee; (h) 1,926 shares owned jointly by Deborah Marriott Harrison and her spouse; and (i) 2,849 shares subject to Options and SARs held by the spouse of Deborah Marriott Harrison, currently exercisable or exercisable within 60 days.  Mrs. Harrison disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 9 of 22 Pages

***  J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 4,717,240, including 143,127 shares of common stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on the 35,033,659 shares of Marriott Vacations Worldwide common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide, 7,289 director shares and 2,849 shares subject to Options and SARs exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 10 of 22 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen Garff Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	109,004*
	8	SHARED VOTING POWER	3,310,303**
	9	SOLE DISPOSITIVE POWER	109,004*
	10	SHARED DISPOSITIVE POWER	3,310,303**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,419,307***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.8%****
14	TYPE OF REPORTING PERSON		IN

*  Consists of (a) 106,587 shares held directly by Stephen Garff Marriott; and (b) 2,417 shares subject to SARs currently exercisable or exercisable within 60 days.

** Consists of the following: (a) 792,396 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which John W. Marriott III is a director; (b) 290,402 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 4,370 shares held by the spouse of Stephen Garff Marriott; (e) 2,155 shares held by two trusts for the benefit of Stephen Garff Marriott’s children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees; (f) 6,281 shares owned by two trusts for the benefit of Stephen Garff Marriott’s children, for which Stephen Garff Marriott, his spouse, and the spouse of J.W. Marriott, Jr. serve as trustees; (g) 1,269,700 shares owned by The J. Willard and Alice S. Marriott Foundation, for which Stephen Garff Marriott serves as a co-trustee; and (h) 25,000 shares owned by JWM Generations Trust for which Stephen Garff Marriott serves as a co-trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

CUSIP No. 57164Y 10 7	Page 11 of 22 Pages

***  J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 4,717,240, including 143,127 shares of common stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on the 35,033,659 shares of Marriott Vacations Worldwide common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide, and 2,412 shares subject to SARs exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 57164Y 10 7	Page 12 of 22 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	67,311*
	8	SHARED VOTING POWER	2,035,186**
	9	SOLE DISPOSITIVE POWER	67,311*
	10	SHARED DISPOSITIVE POWER	2,035,186**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,102,497***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%****
14	TYPE OF REPORTING PERSON		IN

*  Consists of (a) 65,697 shares held directly by David Sheets Marriott; and (b) 1,614 shares subject to Options and SARs currently exercisable or exercisable within 60 days.

** Consists of the following: (a) 792,396 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which John W. Marriott III is a director; (b) 290,402 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 533 shares held by the spouse of David Sheets Marriott; (e) 6,856 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which John W. Marriott III, David Sheets Marriott, and the spouse of David Sheets Marriott serve as co-trustees; and (f) 25,000 shares owned by JWM Generations Trust for which David Sheets Marriott serves as a co-trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 4,717,240, including 143,127 shares of common stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

CUSIP No. 57164Y 10 7	Page 13 of 22 Pages

****  The denominator is based on the 35,033,659 shares of Marriott Vacations Worldwide common stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott Vacations Worldwide, and 1,614 shares subject to Options and SARs exercisable within 60 days.

Schedule 13D/A	Page 14 of 22 Pages
Marriott Vacations Worldwide Corporation

This Amendment to Schedule 13D (this “Amendment”) is being filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott, David Sheets Marriott (collectively, the “Individual Reporting Persons”), JWM Family Enterprises, Inc. (“Family Corp”) and JWM Family Enterprises, L.P. (“Family L.P.” and collectively with the Individual Reporting Persons and Family Corp, the “Reporting Persons”).  This Amendment amends and, to the extent inconsistent with, supersedes the Schedule 13D filed by the Reporting Persons on November 30, 2011 (the “Original 13D”).

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)  See Items 7, 9 and 13 of the cover pages to this Amendment and the footnotes thereto, which Items and footnotes are incorporated herein by reference, for the aggregate number of shares and percentage of Common Stock, par value $0.01 per share (the “Common Stock”), of Marriott Vacations Worldwide Corporation (the “Issuer”) beneficially owned by each of the Reporting Persons.

(b)  See Items 8 and 10 of the cover pages to this Amendment and the footnotes thereto, which Items and footnotes are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Common Stock.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) the 35,033,659 shares of Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for the Issuer, and (ii) the number of shares of Common Stock issuable upon the exercise of director shares, stock options and stock appreciation rights to acquire Common Stock beneficially owned by such Reporting Person(s) that are currently exercisable or exercisable within 60 days of February 15, 2013.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by such Reporting Person.

(c)  The Reporting Persons have not purchased or sold any shares of Common Stock in the 60-day period ended March 13, 2013.  However, on February 15, 2013, J.W. Marriott, Jr., Deborah Marriott Harrison and her spouse, Stephen Garff

Schedule 13D/A	Page 15 of 22 Pages
Marriott Vacations Worldwide Corporation

Marriott and David S. Marriott each received shares of Common Stock upon the vesting of restricted stock units, and the Issuer withheld a portion of such shares as payment of taxes due.  The vesting and withholding were reported on Forms 4 filed on February 20, 2013.

(d)  Other than as described on the cover pages of this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

(e)  Not applicable.

Schedule 13D/A	Page 16 of 22 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2013	By:	/s/ J.W. Marriott, Jr.
Date		J.W. Marriott, Jr.

Schedule 13D/A	Page 17 of 22 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2013	By:	/s/ Deborah Marriott Harrison
Date		Deborah Marriott Harrison

Schedule 13D/A	Page 18 of 22 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2013	By:	/s/ Stephen Garff Marriott
Date		Stephen Garff Marriott

Schedule 13D/A	Page 19 of 22 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2013	By:	/s/ J.W. Marriott, III
Date		J.W. Marriott III

Schedule 13D/A	Page 20 of 22 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2013	By:	/s/ David Sheets Marriott
Date		David Sheets Marriott

Schedule 13D/A	Page 21 of 22 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, Inc.

March 13, 2013	By:	/s/ John W. Marriott III
Date		Name: John W. Marriott III
Title: Chief Executive Officer

Schedule 13D/A	Page 22 of 22 Pages
Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, Inc.

	By:	JWM Family Enterprises, Inc., its General Partner

March 13, 2013	By:	/s/ John W. Marriott III
Date		Name: John W. Marriott III
Title: Chief Executive Officer